# SEC Schedule 13D/A (Amendment No. 22) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Medpace Holdings, Inc., CIK 0001668397
CUSIP: 58506Q109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5375 Medpace Way, Cincinnati, Ohio (OH), 45227
Date of event which requires filing of this statement: 03/07/2025
Amends the filing with accession number 001193125-24-050841
Filed by CIK 0001622058
Persons authorized to receive notices and communications: August J. Troendle, 5375 Medpace Way, Cincinnati, Ohio (OH), 45227, (513) 579-9911

## Reporting persons
- August J. Troendle (CIK 0001622058): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,011,102; shared voting power 4,733,019; sole dispositive power 1,011,102; shared dispositive power 4,733,019; aggregate amount beneficially owned 6,018,308 (19.5% of the class)
- Medpace Investors, LLC (CIK 0001524599): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,733,019; sole dispositive power 0; shared dispositive power 4,733,019; aggregate amount beneficially owned 4,733,019 (15.3% of the class)
  Comment: (Limited liability company)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Medpace Holdings, Inc.
Address of issuer's principal executive offices: 5375 Medpace Way, Cincinnati, Ohio (OH), 45227
Comment: This Amendment No. 22 to the Schedule 13D (this "Amendment No. 22") amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on August 26, 2016, as amended by Amendment No. 1 filed on August 8, 2018, Amendment No. 2 filed on October 2, 2018, Amendment No. 3 filed on February 6, 2019, Amendment No. 4 filed on August 5, 2019, Amendment No. 5 filed on August 7, 2019, Amendment No. 6 filed on August 15, 2019, Amendment No. 7 filed on September 17, 2019, Amendment No. 8 filed on May 8, 2020, Amendment No. 9 filed on July 31, 2020, Amendment No. 10 filed on August 14, 2020, Amendment No. 11 filed on December 21, 2020, Amendment No. 12 filed on April 21, 2021, Amendment No. 13 filed on September 1, 2021, Amendment No. 14 filed on December 23, 2021, Amendment No. 15 filed on July 6, 2022, Amendment No. 16 filed on September 13, 2022, Amendment No. 17 filed September 21, 2022, Amendment No. 18 filed September 22, 2023, Amendment No. 19 filed December 5, 2023, Amendment No. 20 filed February 28, 2024, and Amendment No. 21 filed March 8, 2024 (collectively, the "Statement"), relating to the common stock (the "Common Stock"), of Medpace Holdings, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7 - 13 of the cover pages above.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7 - 13 of the cover pages above.
Transactions in the class effected during the past sixty days: On March 6, 2025, August J. Troendle was granted 73,443 options that vested immediately. On March 7, 2025, August J. Troendle exercised 356,446 vested stock options as follows: 37,417 exercised at a strike price of $54.74; 234,259 exercised at a strike price of $56.61; and 84,770 exercised at a strike price of $107.93. Except for the transactions reported herein, there have been no other transactions in the Issuer's Common Stock within the last 60 days by the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description
Number
1. Joint Filing Agreement*
2. Registration Rights Agreement*

* Filed in the Statement

## Signatures
- August J. Troendle: /s/ August J. Troendle, August J. Troendle (03/11/2025)
- Medpace Investors, LLC: /s/ August J. Troendle, August J. Troendle/Sole Manager (03/11/2025)